UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated April 24, 2025, announcing STMicroelectronics’ 2025 First Quarter Financial Results.

PR No: C3332C

STMicroelectronics Reports 2025 First Quarter Financial Results

•	Q1 net revenues $2.52 billion; gross margin 33.4%; operating income $3 million; net income $56 million
•	Business outlook at mid-point: Q2 net revenues of $2.71 billion and gross margin of 33.4%
•	Company-wide program to reshape manufacturing footprint and resize global cost base on track; annual cost savings target in the high triple-digit million-dollar range exiting 2027 confirmed.

Geneva, April 24, 2025 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended March 29, 2025. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $2.52 billion, gross margin of 33.4%, operating income of $3 million and net income of $56 million or $0.06 diluted earnings per share.

Jean-Marc Chery, ST President & CEO, commented:

•	“Q1 net revenues came in line with the midpoint of our business outlook range, driven by higher revenues in Personal Electronics offset by lower-than-expected revenues in Automotive and Industrial. Gross margin was slightly below the mid-point of our business outlook range mainly due to product mix.”
•	“On a year-over-year basis, Q1 net revenues decreased 27.3%, operating margin decreased to 0.1% from 15.9% and net income decreased 89.1% to $56 million.”
•	“In the first quarter, our book-to-bill ratio improved with both Automotive and Industrial above parity.”
•	“Our second quarter business outlook, at the mid-point, is for net revenues of $2.71 billion, decreasing year-over-year by 16.2% and increasing sequentially by 7.7%; gross margin is expected to be about 33.4%, impacted by about 420 basis points of unused capacity charges.”
•	“We plan to maintain our Net Capex (non-U.S. GAAP[1]) plan for 2025 between $2.0 billion and $2.3 billion mainly to execute the reshaping of our manufacturing footprint.”
•	“While we see Q1 2025 as the bottom, in the current uncertain environment we are focusing on what we can control: keep on innovating to continuously improve and accelerate the competitiveness of our product and technology portfolio, focus on advanced manufacturing and tightly manage our costs. In this respect our company-wide program to reshape ST manufacturing footprint and resize our global cost base is on track and we confirm the annual cost savings target in the high triple-digit million-dollar range exiting 2027.”

Quarterly Financial Summary

U.S. GAAP (US$ m, except per share data)	Q1 2025	Q4 2024	Q1 2024	Q/Q	Y/Y
Net Revenues	$2,517	$3,321	$3,465	-24.2%	-27.3%
Gross Profit	$841	$1,253	$1,444	-32.9%	-41.7%
Gross Margin	33.4%	37.7%	41.7%	-430 bps	-830 bps
Operating Income	$3	$369	$551	-99.2%	-99.5%
Operating Margin	0.1%	11.1%	15.9%	-1,100 bps	-1,580 bps
Net Income	$56	$341	$513	-83.6%	-89.1%
Diluted Earnings Per Share	$0.06	$0.37	$0.54	-83.8%	-88.9%

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

1

First Quarter 2025 Summary Review

ST made some adjustments to its segment reporting effective starting January 1, 2025. Prior year comparative periods have been adjusted accordingly. See Appendix for more detail.

Net Revenues by Reportable Segment[1] (US$ m)	Q1 2025	Q4 2024	Q1 2024	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,069	1,348	1,406	-20.7%	-23.9%
Power and discrete products (P&D) segment	397	602	631	-34.1%	-37.1%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,466	1,950	2,037	-24.8%	-28.0%
Embedded Processing (EMP) segment	742	1,002	1,047	-26.0%	-29.1%
RF & Optical Communications (RF&OC) segment	306	366	378	-16.5%	-19.2%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,048	1,368	1,425	-23.4%	-26.5%
Others	3	3	3	-	-
Total Net Revenues	$2,517	$3,321	$3,465	-24.2%	-27.3%

Net revenues totaled $2.52 billion, representing a year-over-year decrease of 27.3%. Year-over-year net sales to OEMs and Distribution decreased 25.7% and 31.2%, respectively. On a sequential basis, net revenues decreased 24.2%, 20 basis points better than the mid-point of ST’s guidance.

Gross profit totaled $841 million, representing a year-over-year decrease of 41.7%. Gross margin of 33.4%, 40 basis points below the mid-point of ST’s guidance, decreased 830 basis points year-over-year, mainly due to product mix and, to a lesser extent, higher unused capacity charges and lower sales price.

Operating income decreased 99.5% to $3 million, compared to $551 million in the year-ago quarter. ST’s operating margin decreased 1,580 basis points on a year-over-year basis to 0.1% of net revenues, compared to 15.9% in the first quarter of 2024. Excluding Impairment, restructuring charges and other related phase-out costs2, operating income stood at $11 million in the first quarter.

By reportable segment, compared with the year-ago quarter:

In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:

Analog products, MEMS and Sensors (AM&S) segment:

•	Revenue decreased 23.9% mainly due to a decrease in Analog.
•	Operating profit decreased by 66.7% to $82 million. Operating margin was 7.7% compared to 17.5%.

Power and Discrete products (P&D) segment:

•	Revenue decreased 37.1%.
•	Operating profit decreased from a positive $77 million to a negative $28 million. Operating margin was -6.9% compared to 12.1%.

In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:

Embedded Processing (EMP) segment:

•	Revenue decreased 29.1% mainly due to a decrease in GPAM.
•	Operating profit decreased by 71.5% to $66 million. Operating margin was 8.9% compared to 22.2%.

RF & Optical Communications (RF&OC) segment:

•	Revenue decreased 19.2%.
•	Operating profit decreased by 59.0% to $43 million. Operating margin was 13.9% compared to 27.4%.

Net income and diluted Earnings Per Share decreased to $56 million and $0.06 respectively compared to $513 million and $0.54 respectively in the year-ago quarter. Excluding Impairment, restructuring charges and other related phase-out costs net of the relevant tax impact, Net income and diluted Earnings Per Share2 stood at $63 million and $0.07 respectively in the first quarter of 2025.

1 See Appendix for the definition of reportable segments.

2 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

2

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2025	Q4 2024	Q1 2024	Q1 2025	Q1 2024	TTM Change
Net cash from operating activities	574	681	859	2,680	5,531	- 51.5%
Free cash flow (non-U.S. GAAP1)	30	128	(134)	453	1,434	- 68.4%

Net cash from operating activities was $574 million in the first quarter compared to $859 million in the year-ago quarter.

Net Capex (non-U.S. GAAP), was $530 million in the first quarter compared to $967 million in the year-ago quarter.

Free cash flow (non-U.S. GAAP) was positive at $30 million in the first quarter, compared to negative $134 million in the year-ago quarter.

Inventory at the end of the first quarter was $3.01 billion, compared to $2.79 billion in the previous quarter and $2.69 billion in the year-ago quarter. Days sales of inventory at quarter-end was 167 days, compared to 122 days for both the previous quarter and the year-ago quarter.

In the first quarter, ST paid cash dividends to its stockholders totaling $72 million and executed a $92 million share buy-back, as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP1) remained strong at $3.08 billion as of March 29, 2025, compared to $3.23 billion as of December 31, 2024 and reflected total liquidity of $5.96 billion and total financial debt of $2.88 billion. Adjusted net financial position (non-U.S. GAAP1), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $2.71 billion as of March 29, 2025.

Corporate developments

On April 10, 2025, ST detailed its company-wide program to reshape manufacturing footprint and resize global cost base and confirmed the annual cost savings target in the high triple-digit million-dollar range exiting 2027. Specifically, ST disclosed further elements of its program to reshape its global manufacturing footprint.

Business Outlook

ST’s guidance, at the mid-point, for the 2025 second quarter is:

•	Net revenues are expected to be $2.71 billion, an increase of 7.7% sequentially, plus or minus 350 basis points.
•	Gross margin of 33.4%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.08 = €1.00 for the 2025 second quarter and includes the impact of existing hedging contracts.
•	The second quarter will close on June 28, 2025.

This business outlook does not include any impact for potential further changes to global trade tariffs compared to the current situation.

Conference Call and Webcast Information

ST will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2025 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until May 9, 2025.

1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

3

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;

4

•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•	epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•	individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	March 29,	March 30,
	2025	2024
	(Unaudited)	(Unaudited)

Net sales	2,513	3,444
Other revenues	4	21
NET REVENUES	2,517	3,465
Cost of sales	(1,676)	(2,021)
GROSS PROFIT	841	1,444
Selling, general and administrative expenses	(390)	(425)
Research and development expenses	(489)	(528)
Other income and expenses, net	49	60
Impairment, restructuring charges and other related phase-out costs	(8)	-
Total operating expenses	(838)	(893)
OPERATING INCOME	3	551
Interest income, net	48	59
Other components of pension benefit costs	(4)	(4)
Gain (loss) on financial instruments, net	25	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	72	606
Income tax expense	(13)	(92)
NET INCOME	59	514
Net income attributable to noncontrolling interest	(3)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	56	513

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.06	0.57
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.06	0.54

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	933.6	942.3

6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	March 29,	December 31,	March 30,
In millions of U.S. dollars	2025	2024	2024
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,781	2,282	3,133
Short-term deposits	1,650	1,450	1,226
Marketable securities	2,528	2,452	1,880
Trade accounts receivable, net	1,385	1,749	1,787
Inventories	3,014	2,794	2,685
Other current assets	1,050	1,007	1,183
Total current assets	11,408	11,734	11,894
Goodwill	299	290	298
Other intangible assets, net	338	346	366
Property, plant and equipment, net	11,178	10,877	10,866
Non-current deferred tax assets	490	464	585
Long-term investments	96	71	22
Other non-current assets	1,114	961	942
	13,515	13,009	13,079
Total assets	24,923	24,743	24,973

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	988	990	238
Trade accounts payable	1,373	1,323	1,642
Other payables and accrued liabilities	1,290	1,306	1,547
Dividends payable to stockholders	16	88	6
Accrued income tax	72	66	133
Total current liabilities	3,739	3,773	3,566
Long-term debt	1,889	1,963	2,875
Post-employment benefit obligations	392	377	372
Long-term deferred tax liabilities	48	47	49
Other long-term liabilities	896	904	912
	3,225	3,291	4,208
Total liabilities	6,964	7,064	7,774
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 894,410,472 shares outstanding as of March 29, 2025)	1,157	1,157	1,157
Additional Paid-in Capital	3,142	3,088	2,931
Retained earnings	13,514	13,459	12,982
Accumulated other comprehensive income	495	236	468
Treasury stock	(582)	(491)	(463)
Total parent company stockholders' equity	17,726	17,449	17,075
Noncontrolling interest	233	230	124
Total equity	17,959	17,679	17,199
Total liabilities and equity	24,923	24,743	24,973

7

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2025	Q4 2024	Q1 2024

Net Cash from operating activities	574	681	859
Net Cash used in investing activities	(796)	(1,259)	(1,254)
Net Cash from (used in) financing activities	(282)	(209)	308
Net Cash decrease	(501)	(795)	(89)

Selected Cash Flow Data (in US$ millions)	Q1 2025	Q4 2024	Q1 2024

Depreciation & amortization	428	451	430
Net payment for Capital expenditures	(538)	(501)	(994)
Dividends paid to stockholders	(72)	(88)	(48)
Change in inventories, net	(172)	(2)	(12)

8

Appendix

ST

Changes to reportable segments

Following ST’s reorganization announced in January 2024 into two Product Groups and four reportable segments, we have made further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025, without modifying subtotals at Product Group level:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	The transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	the newly created ‘Embedded Processing’ (“EMP”) reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
o	the newly created ‘RF & Optical Communications’ (“RF&OC”) reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.

We believe these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from our new organization.

Our four reportable segments - within each Product Group - are now as follows:

•	In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
o	Analog products, MEMS and Sensors (“AM&S”) reportable segment, comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
o	Power and Discrete products (“P&D”) reportable segment, comprised of discrete and power transistor products (now excluding VIPower products).

In this Press Release, “Analog” refers to analog products, “MEMS” to MEMS sensors and actuators and “Imaging” to optical sensing solutions.

•	In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
o	Embedded Processing (“EMP”) reportable segment, comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS)
o	RF & Optical Communications (“RF&OC”) reportable segment, comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.

In this Press release, “GPAM” refers to General purpose & automotive microcontrollers, “Connected Security” to connected security products, “Custom Processing” to automotive ADAS products.

Prior year comparative periods have been adjusted accordingly.

9

(Appendix – continued)

ST Supplemental Financial Information

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Net Revenues By Market Channel (%)
Total OEM	71%	73%	76%	73%	70%
Distribution	29%	27%	24%	27%	30%

€/$ Effective Rate	1.06	1.09	1.08	1.08	1.09

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,069	1,348	1,340	1,336	1,406
- Operating Income	82	220	216	193	246
Power and Discrete products (P&D) segment
- Net Revenues	397	602	652	576	631
- Operating Income	(28)	45	80	61	77
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,466	1,950	1,992	1,912	2,037
- Operating Income	54	265	296	254	323
Embedded Processing (EMP) segment
- Net Revenues	742	1,002	898	906	1,047
- Operating Income	66	181	146	126	232
RF & Optical Communications (RF&OC) segment
- Net Revenues	306	366	357	410	378
- Operating Income	43	95	84	96	103
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,048	1,368	1,255	1,316	1,425
- Operating Income	109	276	230	222	335
Others (a)
- Net Revenues	3	3	4	4	3
- Operating Income (Loss)	(160)	(172)	(145)	(101)	(107)
Total
- Net Revenues	2,517	3,321	3,251	3,232	3,465
- Operating Income	3	369	381	375	551

(a)	Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment and restructuring charges, management reorganization costs, start-up and phase out costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Others includes:

(US$ m)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Unused capacity charges	123	118	104	84	63

10

(Appendix – continued)

ST Supplemental Non-U.S. GAAP Financial Information

U.S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Non-U.S. GAAP Net Earnings and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)

Operating income before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to ST and other one-time items, net of the relevant tax impact.

Q1 2025 (US$ m, except per share data)	Gross Profit	Operating Income	Net Earnings	Corresponding Diluted EPS
U.S. GAAP	841	3	56	0.06
Impairment, restructuring charges and other related phase-out costs	-	8	8	0.01
Estimated income tax effect	-	-	(1)	-
Non-U.S. GAAP	841	11	63	0.07

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(Appendix – continued)

Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet.

ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Mar 29 2025	Dec 31 2024	Sep 28 2024	June 29 2024	Mar 30 2024
Cash and cash equivalents	1,781	2,282	3,077	3,092	3,133
Short term deposits	1,650	1,450	977	975	1,226
Marketable securities	2,528	2,452	2,242	2,218	1,880
Total liquidity	5,959	6,184	6,296	6,285	6,239
Short-term debt	(988)	(990)	(1,003)	(236)	(238)
Long-term debt (a)	(1,889)	(1,963)	(2,112)	(2,850)	(2,875)
Total financial debt	(2,877)	(2,953)	(3,115)	(3,086)	(3,113)
Net Financial Position (non-U.S. GAAP)	3,082	3,231	3,181	3,199	3,126
Advances received on capital grants	(377)	(385)	(366)	(402)	(351)
Adjusted Net Financial Position (non-U.S. GAAP)	2,705	2,846	2,815	2,797	2,775

(a)   Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $618 million equivalent, are currently undrawn.

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(Appendix – continued)

Net Capex and Free Cash Flow (non-U.S. GAAP measures)

ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.

Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.

ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Payment for purchase of tangible assets, as reported	(587)	(584)	(669)	(690)	(1,145)
Proceeds from sale of tangible assets, as reported	2	-	2	1	2
Proceeds from capital grants and other contributions, as reported	47	83	66	143	149
Advances from capital grants allocated to property, plant and equipment	8	31	36	18	27
Net Capex (non-U.S. GAAP)	(530)	(470)	(565)	(528)	(967)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.

ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Net cash from operating activities	574	681	723	702	859
Net Capex	(530)	(470)	(565)	(528)	(967)
Payment for purchase of intangible assets, net of proceeds from sale	(14)	(32)	(20)	(15)	(26)
Payment for purchase of financial assets, net of proceeds from sale	-	(51)	(2)	-	-
Free Cash Flow (non-U.S. GAAP)	30	128	136	159	(134)

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(Appendix – continued)

Financial Calendar

The financial calendar for 2025 is as follows:

March 16, 2025 – April 24,2025:	Quiet period
April 24,2025:	Q1 2025 Financial Results
June 16, 2025 – July 24,2025:	Quiet period
July 24,2025:	Q2 2025 Financial Results
September 16, 2025 – October 23,2025:	Quiet period
October 23,2025:	Q3 2025 Financial Results

These dates are preliminary and are subject to final confirmation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 24, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer